Exhibit 99.1

Correction - NIP Group Inc. Reports Second Half and Full Year 2024 Unaudited Financial Results

Event Production Net Revenues Up 92.6% YoY to US$14.6M in the Second Half of 2024

Integrated Digital Entertainment Ecosystem Sets the Stage for Revenue Diversification and Growth

ABU DHABI, United Arab Emirates, Apr. 30, 2025 – NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced its unaudited financial results for the second half and full year of 2024.

Second Half of 2024 Financial and Operational Highlights

●	Total net revenues for the second half of 2024 increased by 1.8% year-over-year to US$45.9 million, led by a 92.6% year-over-year increase in net revenues from event production.
●	Gross profit for the second half of 2024 was US$0.6 million, compared with US$4.9 million in the same period of 2023.
●	Net loss for the second half of 2024 was US$8.0 million, compared with net loss of US$2.0 million in the same period of 2023.
●	Adjusted EBITDA for the second half of 2024 was negative US$7.3 million, compared with US$1.0 million in the same period of 2023.

Full Year of 2024 Financial and Operational Highlights

●	Total net revenues for the full year of 2024 increased by 1.9% year-over-year to US$85.3 million, led by a 147.5% year-over-year increase in net revenues from event production.
●	Gross profit for the full year of 2024 was US$3.0 million, compared with US$7.2 million in 2023.
●	Net loss for the full year of 2024 was US$12.7 million, compared with net loss of US$13.3 million in 2023.
●	Adjusted EBITDA for the full year of 2024 was negative US$9.9 million, compared with negative US$1.7 million in 2023.

Business Updates

●	Expanded our esports portfolio through a strategic partnership with The9 Limited in November 2024 to transform “MIR M” into a competitive global esports title.
●	Entered the MOBA game publishing market with the open beta launch of our first sci-fi title, “Re: Aetatis,” in December 2024.
●	Secured a five-year landmark agreement with the Abu Dhabi Investment Office in January 2025 to establish the Company’s consolidated global headquarters in Abu Dhabi.
●	Formed a strategic collaboration with Optics Valley Traffic Company in February 2025 to co-develop a cutting-edge digital entertainment hub beneath Wuhan East Railway Station.
●	Renewed our partnership with Red Bull in March 2025 to drive new content creation, fan engagement, and operational stability across our Ninjas in Pyjamas teams.
●	Joined the Esports World Cup Foundation Club Partner Program in March 2025, securing funding and global exposure ahead of EWC 2025.

Mario Ho, Chairman and Co-CEO of NIP Group, commented, “2024 tested the entire industry. Despite this challenging backdrop, we maintained modest top-line growth in the second half and for the full year, highlighting the resilience of our model. As we continue to integrate our businesses and diversify our revenue streams, event production has become a compelling growth engine, with revenues surging 92.6% year-over-year in the second half of the year and more than doubling for the full year. We are transitioning from a pure esports organization into a fully integrated gaming-centric digital entertainment platform. Looking ahead, we plan to expand our three core businesses, while also introducing new games and entering the hospitality market, opening our first S-tier integrated gaming entertainment complex. With our growth initiatives in place, including our expansion in the Middle East with new strategic funding from ADIO, the Guangxi government, and the Esports World Cup Foundation, we are well positioned to drive sustainable growth in 2025 and beyond.”

Hicham Chahine, Co-CEO of NIP Group, commented, “Our entry into the Middle East is central to our geographic expansion and revenue diversification strategy, marking a once-in-a-generation opportunity for gaming and esports. We now have global headquarters in Abu Dhabi and a landmark partnership with the Abu Dhabi Investment Office that will accelerate our growth across our gaming ecosystem. Separately, we are receiving valuable support from the Abu Dhabi Department of Culture and Tourism, including payroll subsidies as well as subsidized office and production facilities. By anchoring our strategic initiatives in Abu Dhabi, we are tapping into a vibrant, youthful market that is quickly emerging as the newest global gaming hub. With resources on the ground and our years of experience, we can empower local talent, foster grassroots ecosystems, and continue expanding our integrated platform that now spans esports teams, arenas & events, content & influencer networks, game publishing and hospitality. With our robust base in Abu Dhabi, we are laying the foundation for harnessing growth opportunities on a global stage. I’m confident that this region will drive our next wave of growth and cement NIP Group’s position as a global leader in digital entertainment.”

Ben Li, CFO of NIP Group, added, “In the second half of 2024, our revenues reached US$45.9 million despite headwinds in esports sponsorships and advertising that impacted both our top line and margins. Our Talent Management arm remained largely stable while our Event Production segment continued to accelerate. We also incurred higher expenses during the period associated with our IPO and our entry into the game publishing space. Moving forward, these initiatives will support our strategic growth with a more diverse revenue mix and more integrated operations, combined with strategic funding partnerships that strengthen our foundation. We remain focused on generating long-term shareholder value.”

Second Half of 2024 Financial Results

Total net revenues

Total net revenues were US$45.9 million for the second half of 2024, a year-over-year increase of 1.8% from US$45.1 million in the same period of 2023.

The following table sets forth a breakdown of the Company’s net revenues by business segments for the period indicated.

	For the Six Months Ended December 31,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	11,807	26.2	5,937	12.9
Talent management service	25,714	57.0	25,375	55.3
Event production	7,584	16.8	14,610	31.8
Total	45,105	100.0	45,922	100.0

●	Esports teams operation. Net revenues from esports teams operation during the second half of 2024 were US$5.9 million, representing a change of 49.7% from US$11.8 million in the same period of 2023. This change was primarily due to a decrease in sponsorships and advertising revenue, primarily related to the promotion budget adjustment of customers.
●	Talent management service. Net revenues from talent management services were US$25.4 million during the second half of 2024, representing a change of 1.3% from US$25.7 million in the same period of 2023, reflecting the transitory impact of the Company’s migration from low-performance to high-performance online entertainment platforms.
●	Event production. Net revenues from event production increased by 92.6% to US$14.6 million in the second half of 2024, from US$7.6 million in the same period of 2023. The increase was primarily driven by the Company hosting a higher number of events in 2024, due to improved integration of internal and external resources during the period.

Cost of revenues

Cost of revenues for the second half of 2024 was US$45.3 million, compared to US$40.2 million in the same period of 2023.

The following table sets forth a breakdown of the Company’s cost of revenues by business segments for the periods indicated.

	For the Six Months Ended December 31,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	7,705	19.2	6,174	13.6
Talent management service	26,051	64.8	25,940	57.3
Event production	6,444	16.0	13,161	29.1
Total	40,200	100.0	45,275	100.0

●	Esports teams operation. Cost of revenues from esports teams operation for the second half of 2024 decreased by 19.9% to US$6.2 million, from US$7.7 million in the same period of 2023. The decline was primarily driven by a decrease in IP licensing fees paid to athletes under Ninjas in Pyjamas.
●	Talent management service. Cost of revenues from talent management service for the second half of 2024 decreased by 0.4% to US$25.9 million, from US$26.1 million in the same period of 2023. The decrease was mainly due to the decline in livestreaming service fees paid to online entertainers.
●	Event production. Cost of revenues from event production for the second half of 2024 increased by 104.2% to US$13.2 million from US$6.4 million in the same period of 2023. The increase reflects the increase in revenues recognized from the Company’s event production business.

Gross profit

Gross profit for the second half of 2024 was US$0.6 million, compared with US$4.9 million in the same period of 2023. Gross margin for the second half of 2024 was 1.4%, compared with 10.9% in the same period of 2023. The decrease in gross profit margin was mainly attributable to the decline in esports teams operation revenues.

●	Esports teams operation. Gross loss from esports teams was US$0.2 million in the second half of 2024, compared with gross profit of US$4.1 million in the same period of 2023. Gross margin decreased to negative 4.0% in the second half of 2024 from 34.7% in the same period of 2023, primarily due to decreased revenue from sponsorships and advertising revenue together with IP licensing revenue.
●	Talent management service. Gross loss from talent management service changed to US$0.6 million in the second half of 2024 from US$0.3 million in the same period of 2023. Gross margin was negative 2.2% in the second half of 2024, compared with negative 1.3% in the same period of 2023, primarily due to lower revenue coupled with relatively fixed talent amortization cost.
●	Event production. Gross profit from event production increased to US$1.4 million in the second half of 2024, from US$1.1 million in the same period of 2023. Gross profit margin declined to 9.9% in the second half of 2024 from 15.0% in the same period of 2023, mainly due to new large-scale music events hosted by the Company in the second half of 2024 with lower average margins compared with the same period of the prior year.

Selling and Marketing Expenses

Selling and marketing expenses for the second half of 2024 were US$5.3 million, representing an increase of 92.7% from US$2.8 million in the same period of 2023. This was mainly attributable to an increase in marketing and promotion expenses for the game publishing business.

General and Administrative Expenses

General and administrative expenses for the second half of 2024 increased by 58.2% to US$7.1 million, from US$4.5 million in the same period of 2023. The increase was primarily due to an increase in professional service fees in relation to the initial public offering.

Other income for the second half of 2024 was US$2.3 million, compared with other loss of US$0.03 million in the same period of 2023. The increase was primarily due to a one-off waiver of tournament league seat fee of US$0.9 million.

Net loss for the second half of 2024 was US$8.0 million, compared with net loss of US$2.0 million in the same period of 2023.

Adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expenses and change in fair value of acquisition contingent consideration, was negative US$7.3 million for the second half of 2024, compared with US$1.0 million in the same period of 2023.

Full Year of 2024 Financial Results

Total net revenues

Total net revenues were US$85.3 million for the full year of 2024, a year-over-year increase of 1.9% from US$83.7 million in 2023.

The following table sets forth a breakdown of the Company’s net revenues by business segments for the period indicated.

	For the Year Ended December 31,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	21,656	25.9	14,716	17.3
Talent management service	52,611	62.9	47,278	55.4
Event production	9,401	11.2	23,272	27.3
Total	83,668	100.0	85,266	100.0

●	Esports teams operation. Net revenues from esports teams operation during the full year of 2024 were US$14.7 million, representing a change of 32.0% from US$21.7 million in 2023. This change was primarily due to a decrease in sponsorships and advertising revenue, primarily related to the promotion budget adjustment of customers. The change also reflects the transitory impact of the Company’s shift from IP licensing revenue related to PC and Console games to league revenue share from mobile games.
●	Talent management service. Net revenues from talent management services were US$47.3 million during the full year of 2024, representing a change of 10.1% from US$52.6 million in 2023, reflecting the transitory impact of the Company’s migration from low-performance to high-performance online entertainment platforms.
●	Event production. Net revenues from event production increased by 147.5% to US$23.3 million in the full year of 2024, from US$9.4 million in 2023. The increase was primarily driven by the Company hosting a higher number of events in 2024, due to improved integration of internal and external resources during the period.

Cost of revenues

Cost of revenues for the full year of 2024 was US$82.3 million, compared to US$76.5 million in 2023.

The following table sets forth a breakdown of the Company’s cost of revenues by business segments for the periods indicated.

	For the Year Ended December 31,
	2023		2024
	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	15,037	19.7	12,193	14.8
Talent management service	53,438	69.8	49,144	59.7
Event production	7,995	10.5	20,919	25.5
Total	76,470	100.0	82,256	100.0

●	Esports teams operation. Cost of revenues from esports teams operation for the full year of 2024 decreased by 18.9% to US$12.2 million, from US$15.0 million in 2023. The decline was primarily driven by a decrease in IP licensing fees paid to athletes under Ninjas in Pyjamas.
●	Talent management service. Cost of revenues from talent management service for the full year of 2024 decreased by 8.0% to US$49.1 million, from US$53.4 million in 2023. The decrease was mainly due to the decline in livestreaming service fees paid to online entertainers.
●	Event production. Cost of revenues from event production for the full year of 2024 increased by 161.7% to US$20.9 million from US$8.0 million in 2023. The increase reflects the increase in revenues recognized from the Company’s event production business.

Gross profit

Gross profit for the full year of 2024 was US$3.0 million, compared with US$7.2 million in 2023. Gross margin for the full year of 2024 was 3.5%, compared with 8.6% in 2023. The decrease in gross profit margin was mainly attributable to decline in esports teams operation revenues.

●	Esports teams operation. Gross profit from esports teams operation was US$2.5 million in the full year of 2024, compared with US$6.6 million in 2023. Gross margin decreased to 17.1% in the full year of 2024 from 30.6% in 2023, primarily due to decreased revenue from sponsorships and advertising revenue together with IP licensing revenue.
●	Talent management service. Gross loss from talent management service changed to US$1.9 million in the full year of 2024 from US$0.8 million in 2023. Gross margin was negative 3.9% in the full year of 2024, compared with negative 1.6% in 2023, primarily due to lower revenue coupled with relatively fixed talent amortization cost.
●	Event production. Gross profit from event production increased to US$2.4 million in the full year of 2024, from US$1.4 million in 2023. Gross margin was 10.1% in the full year of 2024, compared with 15.0% in 2023, mainly due to new large-scale music events hosted by the Company in 2024 with lower average margins compared with 2023.

Selling and Marketing Expenses

Selling and marketing expenses for the full year of 2024 were US$8.1 million, representing an increase of 23.6% from US$6.6 million in 2023. This was mainly attributable to an increase in marketing and promotion expenses for the game publishing business.

General and Administrative Expenses

General and administrative expenses for the full year of 2024 decreased by 22.9% to US$11.8 million, from US$15.3 million in 2023. The decrease was primarily due to a decline in share-based compensation expenses, as the shares under the Company’s share incentive plans were fully vested in the first half of 2023.

Other income for the full year of 2024 was US$1.8 million, compared with other income of US$0.2 million in 2023. The increase was primarily due to a one-off waiver of tournament league seat fee of US$0.9 million.

Net loss for the full year of 2024 was US$12.7 million, compared with a net loss of US$13.3 million in 2023.

Adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expenses and change in fair value of acquisition contingent consideration, was negative US$9.9 million for the full year of 2024, compared with negative US$1.7 million in 2023.

Cash and cash equivalents

As of December 31, 2024, the Company had cash and cash equivalents of US$9.6 million, compared with US$7.6 million as of December 31, 2023.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expense and change in fair value of acquisition contingent consideration. The non-GAAP financial measure is presented to enhance investors’ overall understanding of financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP.

The following table sets forth a breakdown of non-GAAP financial measures of the company for the periods indicated.

	For the Six Months Ended December 31,
	2023	2024
	US$	US$
	(US$ in thousands, except for %)
Net loss	(1,987)	(8,020)
Add:
Interest expense, net	305	197
Income tax benefits	(383)	(1,439)
Depreciation and amortization(1)	3,217	2,350
Share-based compensation expense	(135)
Change in fair value of acquisition contingent consideration		(394)
Adjusted EBITDA	1,017	(7,306)
Adjusted EBITDA margin(2)	2.3	(15.9)

	For the Year Ended December 31,
	2023	2024
	US$	US$
	(US$ in thousands, except for %)
Net loss	(13,258)	(12,685)
Add:
Interest expense, net	523	537
Income tax benefits	(1,201)	(2,370)
Depreciation and amortization(1)	6,083	5,048
Share-based compensation expense	6,122	-
Change in fair value of acquisition contingent consideration		(394)
Adjusted EBITDA	(1,731)	(9,864)
Adjusted EBITDA margin(2)	(2.1)	(11.6)

Notes:

(1) Primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets

(2) Adjusted EBITDA as a percentage of revenues.

Exchange Rate Information

The functional currency of the company’s PRC subsidiaries is RMB, which is the local currency used by the subsidiaries to determine financial position and operation result. The functional currency of Ninjas in Pyjamas is SEK, which is the local currency used by the subsidiary to determine financial position and operation result. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains or losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates published by the Federal Reserve Board were used in unaudited condensed consolidated financial statements:

	As of
	December 31, 2023	December 31, 2024
Balance sheet items, except for equity accounts
RMB against $	7.0999	7.2993
SEK against $	10.0506	11.0676

	For the Six Months Ended December 31,
	2023	2024
Items in the statements of operation and comprehensive loss, and statements of cash flows
RMB against $	7.2077	7.1800
SEK against $	10.7494	10.6731

Recent Developments

●	On November 26, 2024, NIP Group Inc. announced a strategic partnership with The9 Limited and its subsidiary China Crown Technology to develop “MIR M” into a global esports title. The collaboration covers in-game esports integration, tournament system development, and synchronized marketing, enabling NIPG to leverage its event production and social media strengths while diversifying its publishing pipeline.
●	On December 20, 2024, NIP Group Inc. entered the MOBA game publishing market with the open beta launch of its sci-fi title “Re: Aetatis,” strengthening NIPG’s ecosystem and diversifying revenue streams.
●	On January 21, 2025, NIP Group Inc. secured a five-year landmark agreement with the Abu Dhabi Investment Office to establish its consolidated global headquarters in Abu Dhabi. Backed by up to US$40 million in incentives over four years, this move accelerates its regional expansion.
●	On February 11, 2025, NIP Group Inc. formed a strategic partnership with Optics Valley Traffic Company to co-develop a “4+N” digital entertainment hub beneath Wuhan East Railway Station. The project, anchored by live-stream facilities, influencer districts, esports training centers, and IP-based tournaments, cements Wuhan as a national esports innovation center and deepens NIPG’s footprint in central China.
●	On March 12, 2025, NIP Group Inc.’s subsidiary Ninjas in Pyjamas renewed its partnership with Red Bull, integrating branded content, behind-the-scenes access, and joint activations such as the CS Summit, to enhance fan engagement, fortify brand equity, and stabilize recurring sponsorship revenues across its global esports teams.
●	On March 17, 2025, NIP Group Inc. announced its inclusion in the Esports World Cup Foundation Club Partner Program, securing funding and elite-level exposure ahead of EWC 2025. This partnership enables NIP.eStar to field multiple rosters, leveraging NIPG’s combined legacy in PC, console, and mobile esports, and extends its global competitive reach into new markets.

Conference Call

The Company’s management team will hold a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, April 30, 2025 (3:00 P.M. Abu Dhabi Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	NIP Group Inc. Second Half and Full Year 2024 Earnings Call
Registration Link:	https://register-conf.media-server.com/register/BIe5577432f0464227a33354d4e0532885

All participants must use the link provided above to complete the online registration process prior to the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.nipgroup.gg/.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia, and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All statements that are not historical or current facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of NIP Group’s management and are not predictions of actual performance.

NIP Group cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. There may be additional risks that NIP Group does not presently know or that NIP Group currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of NIP Group as of the date of this press release. Subsequent events and developments may cause those views to change. However, while NIP Group may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of NIP Group as of any date subsequent to the date of this press release. Except as may be required by law, NIP Group does not undertake any duty to update these forward-looking statements.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2023	December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	$7,594,601	$9,559,298
Short-term investments	-	2,995,607
Accounts receivable, net	18,995,477	28,379,548
Advance to suppliers	400,655	1,066,329
Amounts due from related parties	269,817	896,177
Prepaid expenses and other current assets, net	2,093,740	1,518,143
Total current assets	29,354,290	44,415,102
Non-current assets:
Property and equipment, net	2,917,525	3,043,272
Intangible assets, net	133,969,114	127,981,521
Right-of-use assets	2,124,481	1,965,772
Goodwill	141,402,327	131,909,760
Deferred tax assets	550,794	2,088,820
Other non-current assets	3,521,024	1,162,119
Total non-current assets	284,485,265	268,151,264
Total assets	$313,839,555	$312,566,366

LIABILITIES
Current liabilities:
Short-term borrowings	$5,324,019	$10,550,327
Long-term borrowing, current portion	281,694	273,998
Accounts payable	12,728,929	19,070,470
Payable related to league tournaments rights, current	1,921,518	732,236
Accrued expenses and other liabilities	6,106,258	6,527,390
Deferred revenue	500,785	1,038,307
Operating lease liabilities, current	644,858	768,955
Amount due to related parties, current	1,270,663	1,372,808
Total current liabilities	28,778,724	40,334,491
Non-current liabilities:
Long-term borrowing, non-current	3,713,180	3,376,519
Amount due to related party, non-current	131,017	131,017
Payable related to league tournaments rights, non-current	2,342,940	1,546,701
Operating lease liabilities, non-current	1,475,374	1,093,079
Deferred tax liabilities	24,659,215	23,661,207
Total non-current liabilities:	32,321,726	29,808,523
Total liabilities	$61,100,450	$70,143,014

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2023	December 31, 2024

Commitments and contingencies

MEZZANINE EQUITY
Class A redeemable preferred shares	$114,893,066	$-
Class B redeemable preferred shares	16,766,736	-
Class B-1 redeemable preferred shares	190,882,461	-
Redeemable non-controlling interests	-	2,958,555
Total mezzanine equity	$322,542,263	$2,958,555

(DEFICIT) EQUITY:
Ordinary Shares (US$0.0001 par value; 429,552,072 and nil shares authorized as of December 31, 2023 and 2024, respectively, 37,163,379 and nil issued and outstanding as of December 31, 2023 and 2024, respectively)	$3,716	$-
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 shares authorized as of December 31, 2024, 75,392,253 issued and outstanding as of December 31, 2024)	-	7,539
Class B Ordinary Shares (US$0.0001 par value; 38,004,318 shares authorized, issued and outstanding as of December 31, 2024)	-	3,800
Subscription receivable	(3,716)	(3,808)
Additional paid-in capital	-	373,890,499
Statutory reserve	72,420	72,420
Accumulated deficit	(80,300,893)	(128,921,657)
Accumulated other comprehensive income (loss)	5,425,370	(10,522,210)
Total (deficit) equity attributable to the shareholders of NIP Group Inc.	(74,803,103)	234,526,583
Non-controlling interests	4,999,945	4,938,214
Total (deficit) equity	(69,803,158)	239,464,797
Total liabilities, mezzanine equity and equity (deficit)	$313,839,555	$312,566,366

NIP GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended December 31,
	2023	2024

Net revenue - third parties	$44,496,103	$45,163,796
Net revenue - related parties	608,902	758,038
Total net revenue	45,105,005	45,921,834
Cost of revenue - third parties	(39,841,398)	(45,092,830)
Cost of revenue - related parties	(358,433)	(182,483)
Total cost of revenue	(40,199,831)	(45,275,313)
Gross profit	4,905,174	646,521

Operating expenses:
Selling and marketing expenses	(2,771,373)	(5,340,461)
General and administrative expenses	(4,477,954)	(7,084,114)
Total operating expenses	(7,249,327)	(12,424,575)

Operating loss	(2,344,153)	(11,778,054)

Other income (expense):
Other income, net	279,880	2,516,554
Interest expense, net	(304,892)	(196,993)
Total other (expense) income, net	(25,012)	2,319,561

Loss before income tax expenses	(2,369,165)	(9,458,493)
Income tax benefits	382,640	1,438,727
Net loss	(1,986,525)	(8,019,766)
Net income attributable to non-controlling interest	117,764	23,389
Net loss attributable to NIP Group Inc.	(2,104,289)	(8,043,155)
Preferred shares redemption value accretion	(31,084,334)	-
Net loss attributable to NIP Group Inc.’s shareholders	(33,188,623)	(8,043,155)

Other comprehensive income (loss):
Foreign currency translation (loss) income attributable to non-controlling interest, net of nil tax	(5,238)	1,493
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	3,964,784	(7,718,540)
Total comprehensive income (loss)	$1,973,021	$(15,736,813)
Total comprehensive loss attributable to non-controlling interest	112,526	24,882
Total comprehensive income (loss) attributable to NIP Group Inc.	1,860,495	(15,761,695)

Net loss per ordinary share
Basic and Diluted	(0.89)	(0.08)

Weighted average number of ordinary shares outstanding
Basic and Diluted	37,163,379	104,155,063

NIP GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2024

Net revenue - third parties	$82,502,622	$84,056,642
Net revenue - related parties	1,165,819	1,209,664
Total net revenue	83,668,441	85,266,306
Cost of revenue - third parties	(75,884,571)	(81,909,050)
Cost of revenue - related parties	(585,184)	(346,721)
Total cost of revenue	(76,469,755)	(82,255,771)
Gross profit	7,198,686	3,010,535

Operating expenses:
Selling and marketing expenses	(6,577,396)	(8,130,777)
General and administrative expenses	(15,273,231)	(11,768,315)
Total operating expenses	(21,850,627)	(19,899,092)

Operating loss	(14,651,941)	(16,888,557)

Other income (expense):
Other income, net	716,554	2,370,956
Interest expense, net	(523,317)	(537,479)
Total other income, net	193,237	1,833,477

Loss before income tax expenses	(14,458,704)	(15,055,080)
Income tax benefits	1,200,855	2,369,759
Net loss	(13,257,849)	(12,685,321)
Net income attributable to non-controlling interest	180	4,464
Net loss attributable to NIP Group Inc.	(13,258,029)	(12,689,785)
Preferred shares redemption value accretion	(43,914,707)	(35,930,979)
Net loss attributable to NIP Group Inc.’s shareholders	(57,172,736)	(48,620,764)

Other comprehensive income (loss):
Foreign currency translation (loss) income attributable to non-controlling interest, net of nil tax	(1)	1,628
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	5,253,255	(15,947,580)
Total comprehensive loss	$(8,004,595)	$(28,631,273)
Total comprehensive income attributable to non-controlling interest	179	6,092
Total comprehensive loss attributable to NIP Group Inc.	(8,004,774)	(28,637,365)

Net loss per ordinary share
Basic and Diluted	(1.54)	(0.69)

Weighted average number of ordinary shares outstanding
Basic and Diluted	37,160,593	70,200,374